SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 YPF S.A.’s 2024 and fourth quarter 2024 consolidated results.

YPF

FY 2024 &

EARNINGS WEBCAST PRESENTATION

Webcast on March 7, 2024
9:00 am ET / 11:00 am BAT

Follow the presentation vía website:

CLICK HERE

YPF S.A.

CONSOLIDATED RESULTS

INVESTOR RELATIONS CENTER

https://investors.ypf.com

Inversoresypf@ypf.com

Margarita.chun@ypf.com

IR TEAM

MARGARITA CHUN – IR MANAG

VALENTINA LÓPEZ – IR

CHRISTIAN GONZÁLEZ – IR

FY 2024 & EARNINGS WEBCAST PRESENTATION Webcast on March 7, 2024 :00 am ET / 11:00 am BAT CLICK HERE Follow the presentation Via website: YPF S.A. CONSOLIDATED RESULTS INVESTOR RELATIONS CENTER IR TEAM https://investors.ypf.com MARGARITA CHUN –IR MANAGER Inversoresypf@ypf.com VALENTINA LÓPEZ –IR Margarita.chun@ypf.com CHRISTIAN GONZÁLEZ –IR

MAIN HIGHLIGHTS OF FY2024 & 4Q24

KPI	4Q24	3Q24	Q/Q Δ	4Q23	Y/Y Δ	2024	2023	Δ
Financial
Revenues	4,751	5,297	-10%	4,194	13%	19,293	17,311	11%
Adjusted EBITDA	839	1,366	-39%	1,082	-22%	4,654	4,058	15%
Net Result	(284)	1,485	N/A	(1,861)	-85%	2,393	(1,277)	N/A
CAPEX	1,320	1,353	-2%	1,368	-4%	5,041	5,299	-5%
FCF	64	(173)	N/A	(60)	N/A	(760)	(740)	3%
Net Debt	7,434	7,506	-1%	6,803	9%	7,434	6,803	9%
Net Leverage Ratio (x)	1.6	1.5	4%	1.7	-5%	1.6	1.7	-5%
Upstream
Hydrocarbon Production (Kboe/d)	520.6	558.7	-7%	510.7	2%	536.1	513.6	4%
Crude Oil (Kbbl/d)	269.8	255.8	5%	255.1	6%	257.5	242.9	6%
Natural Gas (Mm3/d)	34.3	40.3	-15%	34.4	0%	37.4	36.2	3%
NGL (Kbbl/d)	35.2	49.5	-29%	39.6	-11%	43.1	42.9	0%
Crude Oil Price (US$/bbl)	65.7	68.3	-4%	59.3	11%	68.2	62.5	9%
Natural Gas Price (US$/MBTU)	3.1	4.5	-30%	2.9	6%	3.7	3.6	4%
Crude Oil Exports (Kbbl/d)	40.8	41.3	-1%	20.7	97%	34.9	12.7	174%
Shale Oil Production (Kbbl/d)	138.1	125.7	10%	109.4	26%	122.4	97.2	26%
Total Lifting Cost (US$/boe)	17.3	16.1	7%	15.3	13%	15.6	15.4	2%
Core-Hub Lifting Cost (US$/boe)	4.2	4.6	-8%	4.0	6%	4.2	4.1	3%
Downstream
Crude Processed (Kbbl/d)	304.1	298.3	2%	289.8	5%	300.7	294.4	2%
Refineries’ Utilization Rate (%)	90%	88%	2%	88%	2%	89%	90%	-1%
Local Fuels Volume Sold (Km3)	3,577	3,449	4%	3,929	-9%	13,947	14,926	-7%
Local Fuels Net Price (US$/m3)	685	716	-4%	620	10%	701	621	13%
Imported Fuels (Km3)	44	123	-64%	711	-94%	309	1,629	-81%
R&M Adj. EBITDA (US$/bbl)	11.3	13.3	-15%	16.8	-33%	13.7	11.0	24%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro products.

Adj. EBITDA totaled US$4,654 million in 2024 (+15% y/y), mainly driven by local fuel price recovery, growing oil export revenues and shale oil expansion, coupled with lower fuel imports (volume & unit cost) and better tariff in Metrogas; partially offset by local fuel demand contraction (especially diesel) and higher unit cost of oil purchased to third parties in our refineries. Also, 2024 performance includes around (-US$300 million) from mature fields and (-US$85 million) from adverse climate in Patagonia for conventional production. In 4Q24, adj. EBITDA amounted to US$839 million (-39% q/q), mostly due to lower seasonal sales of gas and reduced sales price and value of our fuels inventory, in line with international parities, and marginally, environmental provision in downstream; partially offset by growing shale oil output and recovery of conventional in Patagonia.

CAPEX reached US$5,041 million in 2024 (-5% y/y), fully aligned with the target (US$5 billion): 63.5% was unconventional (mostly shale). 4Q24 capex remained similar q/q at US$1,320 million (65.3% unconventional).

YPF is the largest shale oil producer of Vaca Muerta (VM): in 2024 we averaged 122 kbbl/d (+26% y/y & 31% of VM), in line with the target (>120 kbbl/d). In 4Q24 we reached 138 kbbl/d (+10% q/q & 32% of VM). Oil exports (mainly Chile) averaged 35 kbbl/d in 2024, (+174% y/y) and 41 kbbl/d in 4Q24 (similar q/q).

Vaca Muerta shale P1 reserves was 854 Mboe in 2024 (+13% y/y & 78% of total) with a reserve replacement ratio of 1.9x and average life of 8.3 years: 50% oil, 43% natural gas and 7% NGL.

Progress on our main projects:

•

Mature Fields Exit Program[1] (50 blocks): in 2024 we collected US$136 million from transfer of 3 blocks (Mendoza & Chubut Prov.), plus advance payment of other blocks. After 2024, we transferred 2 more blocks (Chubut & Río Negro Prov.). Currently, 21 blocks are in final stages (mainly Mendoza & Neuquén Prov.) and 24 blocks are in advanced ongoing negotiations (mostly Santa Cruz & Tierra del Fuego Prov).

•

VMOS oil export pipeline (~550 kbbl/d by 2H27, ~US$3 billion of CAPEX): YPF holds the largest stake of 27% among the initial shippers (445 kbbl/d): YPF (120 kbbl/d). Construction started in Jan-25 and we are targeting Project Finance (70% debt & 30% equity).

Finally, in addition to the two int’l bonds issued in 2024 (Jan: US$800 million export-backed 7-y 9.75% yield & Sep: US$540 million unsecured 7-y 8.75% yield), in Jan-25 we issued US$1.1 billion int’l unsecured bond (9-y 8.5% yield), to refinance US$757 million of Jul-25 Notes (prepaid US$315 million in a cash tender offer and the balance in a make-whole call option in Feb-25) and acquire 54% of Sierra Chata (VM shale gas block).

[1]	2023 conventional lifting cost was ~US$25/BOE, while shale lifting cost was ~US$5/BOE. Also, 2023 conventional mature fields capex was ~US$800 million.

Buenos Aires, March 6, 2024 – YPF (BYMA: YPFD | NYSE: YPF2). Information based on financial statements (FS) prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$

1. ANALYSIS OF CONSOLIDATED RESULTS OF FY2024 & 4Q24

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Diesel	1,581	1,646	1,672	-4.0%	-5.4%	6,454	6,493	-0.6%
Gasoline	1,022	1,023	943	0.0%	8.4%	4,013	3,493	14.9%
Natural gas as producers (third parties)	258	514	279	-49.8%	-7.6%	1,469	1,399	5.0%
Other	1,117	1,366	738	-18.2%	51.3%	4,435	4,013	10.5%

Total Domestic Market	3,979	4,549	3,632	-12.5%	9.5%	16,371	15,399	6.3%

Jet fuel	105	125	152	-16.4%	-31.1%	503	547	-8.0%
Grain and flours	131	99	0	33.2%	N/A	387	77	401.8%
Crude oil	262	285	151	-7.9%	73.3%	962	362	166.1%
Petchem & Other	274	240	258	14.5%	6.1%	1,070	927	15.4%

Total Export Market	772	748	562	3.3%	37.5%	2,922	1,912	52.8%

Total Revenues	4,751	5,297	4,194	-10.3%	13.3%	19,293	17,311	11.4%

Net Revenues totaled US$19.3 billion in 2024 (+11% y/y), mainly driven by the recovery in local fuel prices (despite significant devaluation in Dec-23), increasing oil exports coupled with shale activity, as well as tariff increases in Metrogas (a subsidiary with functional currency in AR$, also affected by Dec-23’s devaluation) and higher exports of grain and flours (2023 affected by drought), partially offset by fuel demand contraction, primarily diesel (2023 extraordinary demand with reduced price).

In 4Q24 net revenues decreased 10% q/q, mostly explained by lower seasonal gas sales, and decreased local fuel prices, aligned with international parities, partially offset by a gradual recovery of local fuel demand, plus higher seasonal demand of gasoline.

Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Lifting cost	(828)	(827)	(719)	0.1%	15.2%	(3,066)	(2,882)	6.4%
Other Upstream	(200)	(199)	(115)	0.5%	73.4%	(673)	(368)	82.8%
Refining & Logictic cost	(419)	(428)	(409)	-2.1%	2.4%	(1,588)	(1,597)	-0.6%
Other Downstream	(247)	(178)	(185)	38.9%	33.7%	(735)	(652)	12.8%
G&P, Corp. & Other	(342)	(330)	(39)	3.6%	782.2%	(1,158)	(548)	111.2%

Total OPEX	(2,036)	(1,962)	(1,467)	3.8%	38.8%	(7,220)	(6,047)	19.4%

Depreciation & Amortization	(795)	(674)	(780)	18.0%	1.9%	(2,759)	(3,273)	-15.7%
Royalties	(261)	(294)	(227)	-11.5%	14.7%	(1,095)	(958)	14.2%
Other costs	(392)	(338)	(205)	16.2%	91.5%	(1,385)	(995)	39.3%

Total Other Costs	(1,448)	(1,306)	(1,212)	10.9%	19.5%	(5,239)	(5,226)	0.2%

Fuels imports (including jet fuel)	(28)	(98)	(588)	-71.9%	-95.3%	(225)	(1,303)	-82.8%
Crude oil purchases to third parties	(440)	(471)	(308)	-6.5%	42.7%	(1,755)	(1,326)	32.3%
Biofuel purchases	(212)	(233)	(153)	-9.2%	38.7%	(910)	(819)	11.1%
Agro products purchases	(133)	(208)	(73)	-36.1%	83.0%	(602)	(634)	-5.1%
Other purchases	(206)	(352)	(112)	-41.6%	83.3%	(1,038)	(1,024)	1.4%
Stock variations	(157)	157	(68)	N/A	130.9%	(127)	(44)	188.6%

Total Purchases & Stock Variations	(1,176)	(1,206)	(1,302)	-2.5%	-9.7%	(4,657)	(5,150)	-9.6%

Other operating results, net	(559)	(48)	152	1064.6%	N/A	(609)	152	N/A
Impairment of PP&E and inventories write-down	(61)	(21)	(1,782)	190.5%	-96.6%	(87)	(2,288)	-96.2%

Operating Costs + Purchases + Impairment of Assets	(5,280)	(4,543)	(5,611)	16.2%	-5.9%	(17,812)	(18,559)	-4.0%

Stock variations include price effects by (US$47) million in 4Q24, US$94 million for 3Q24, (US$29) million for 4Q23, (US$111) million in 2024 and (US$62) million in 2023.

OPEX amounted to US$7.2 billion in 2024 (+19% y/y), primarily due the Dec-23 devaluation impact in Metrogas & AESA (AR$-functional currency), coupled with higher shale activity and negative impact of mature fields. In 4Q24, OPEX increased 4% q/q, mainly due to an extraordinary environmental provision in Downstream, partially offset by efficiencies gained in Downstream from logistic rearrangements.

Other Costs reached US$5.2 billion in 2024 (stable y/y), mostly because the higher royalties (linked to hydrocarbon revenues), oil export duties and unproductive exploratory drillings were partially offset by lower depreciation and amortization from mature fields. In 4Q24, Other Costs rose 11% q/q, mainly driven by higher depreciation in shale assets.

Purchases & Stock Variations was US$4.7 billion in 2024 (-10% y/y), on the back of a substantial decrease in fuel imports (local fuel demand contraction after price recovery, combined with economic activity decline and refining capacity expansion), partially offset by higher crude oil purchases to third parties (increased local oil prices and processing capacity of our refineries), and to a minor extent, higher grain & flour purchases.

[2]	1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of Dec-2024 (51% Argentina Government; 32% NYSE and 17% ByMA).

In 4Q24 Purchases & Stock Variations dropped 3% q/q, mostly due to lower seasonality in gas, agricultural products and diesel, as well as reduced oil prices. Moreover, stock variations totaled (-US$157 million) in 4Q24, mainly explained by stock consumption of fuels and agricultural products, combined with lower international reference prices reducing inventory value. In 3Q24, it was a gain of US$157 million, mostly driven by higher replacement cost, coupled with higher inventory levels.

Other operating net results was (-US$609 million) in 2024 (vs. a gain of US$152 million in 2023), primarily explained by one-off costs related to mature fields (provision for operating optimizations and severance indemnities, as well as change in the fair value of assets held for sale), and marginally, lower income from FX regime for exporters. In 4Q24 Other operating net results sequential variation was mainly related to mature fields mentioned before. Impairment of PP&E and inventories write-down was US$87 million in 2024, compared to US$2,288 million in 2023 (US$1,782 million in 4Q23 related to mature fields).

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Operating income / (loss)	(530)	754	(1,417)	N/A	-62.6%	1,480	(1,248)	N/A

Income from equity interests in associates and joint ventures	133	107	(133)	24.3%	N/A	396	94	321.3%
Financial results, net	(112)	(163)	549	-31.3%	N/A	(695)	897	N/A

Net result before tax	(509)	698	(1,001)	N/A	-49.2%	1,181	(257)	N/A

Income tax	225	787	(860)	-71.4%	N/A	1,212	(1,020)	N/A

Net result	(284)	1,485	(1,861)	N/A	-84.7%	2,393	(1,277)	N/A

Net Income before impairment of assets	(244)	1,499	(703)	N/A	-65.2%	2,450	210	1065.3%

Financial net results recorded (-US$695) million in 2024 (vs. a gain of US$897 million in 2023), mainly explained by the impact of the devaluation on AR$ monetary-liability position in 2023, and marginally, lower interest gains. In 4Q24 financial net results were (-US$112 million) (-31% q/q), mostly due to higher gains from holding financial assets.

The income tax recorded a positive amount of US$1,2 billion in 2024, as devaluation was lower than inflation, resulting in lower future tax payables. In 4Q24, the sequential variation of (-US$562 million) was explained by reduced deferred income tax benefit.

Consequently, net result totaled a gain of US$2,393 million in 2024, compared to a loss of US$1,277 million in 2023. In 4Q24, net result was a loss of US$284 million, compared to a gain of US$1,485 million in 3Q24.

2. ADJ. EBITDA & CAPEX

2.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/QΔ	Y/Y Δ	2024	2023	Y/Y Δ
Net result	(284)	1,485	(1,861)	N/A	-84.7%	2,393	(1,277)	N/A
Financial results, net	112	163	(549)	-31.3%	N/A	695	(897)	N/A
Income from equity interests in associates and joint ventures	(133)	(107)	133	24.3%	N/A	(396)	(94)	321.3%
Income tax	(225)	(787)	860	-71.4%	N/A	(1,212)	1,020	N/A
Unproductive exploratory drillings	77	1	6	7600.0%	1183.3%	133	21	533.3%
Depreciation & amortization	795	674	780	18.0%	1.9%	2,759	3,273	-15.7%
Impairment of PP&E and inventories write-down	61	21	1,782	190.5%	-96.6%	87	2,288	-96.2%

EBITDA	403	1,450	1,151	-72.2%	-65.0%	4,459	4,334	2.9%

Leasing	(85)	(84)	(69)	1.1%	22.2%	(326)	(276)	18.0%
Provision for operating optimizations	266	—	—	N/A	N/A	266	—	N/A
Result from changes in fair value of assets held for sale	260	—	—	N/A	N/A	260	—	N/A
Result from sale of assets	(6)	—	—	N/A	N/A	(6)	—	N/A

Adjusted EBITDA	839	1,366	1,082	-38.6%	-22.5%	4,654	4,058	14.7%

2.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment	4Q24	3Q24	Q/Q Δ	4Q23	Y/Y Δ	2024	2023	Δ
Adj. EBITDA
Upstream	597	784	-24%	659	-9%	3,028	2,804	8%
Downstream	382	448	-15%	535	-29%	1,767	1,492	18%
Gas & Power	35	143	-75%	(38)	N/A	207	43	378%
Corp	(128)	(67)	93%	(13)	881%	(273)	(211)	30%
Eliminations & Others	(48)	58	N/A	(60)	-21%	(76)	(70)	9%

Total Adj. EBITDA	839	1,366	-39%	1,082	-22%	4,654	4,058	15%

CAPEX
Upstream	883	983	-10%	995	-11%	3,664	3,889	-6%
Downstream	313	298	5%	311	1%	1,107	1,076	3%
Gas & Power	70	45	54%	42	67%	146	179	-18%
Corp	54	26	108%	20	166%	124	155	-20%
Eliminations	—	—	N/A	—	N/A	—	—	N/A

Total CAPEX	1,320	1,353	-2%	1,368	-4%	5,041	5,299	-5%

Note: Downstream Adjusted EBITDA excludes inventories price effect of oil products, which are included in Eliminations.

3. ANALYSIS OF RESULTS BY SEGMENT

3.1 UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Crude oil	1,591	1,599	1,332	-0.5%	19.5%	6,317	5,399	17.0%
Natural gas	345	616	353	-43.9%	-2.2%	1,825	1,734	5.3%
Other	33	31	25	4.6%	31.6%	132	110	20.3%

Revenues	1,969	2,246	1,710	-12.3%	15.1%	8,275	7,243	14.2%

Depreciation & amortization	(566)	(475)	(616)	19.3%	-8.1%	(1,963)	(2,568)	-23.6%
Lifting cost	(828)	(827)	(719)	0.1%	15.2%	(3,066)	(2,882)	6.4%
Royalties	(258)	(291)	(224)	-11.5%	15.0%	(1,083)	(946)	14.5%
Other costs	(839)	(299)	(76)	181.0%	1009.3%	(1,570)	(475)	230.5%

Operating income before impairment of assets	(522)	354	76	N/A	N/A	594	373	59.5%

Impairment of PP&E and inventories write-down	(58)	(21)	(1,782)	176.2%	-96.7%	(79)	(2,288)	-96.5%

Operating income / (loss)	(580)	333	(1,706)	N/A	-66.0%	515	(1,915)	N/A

Depreciation & amortization	566	475	616	19.3%	-8.1%	1,963	2,568	-23.6%
Unproductive exploratory drillings	77	1	6	7600.0%	1183.3%	133	21	533.3%
Impairment of PP&E and inventories write-down	58	21	1,782	176.2%	-96.7%	79	2,288	-96.5%

EBITDA	121	830	697	-85.4%	-82.6%	2,690	2,962	-9.2%

Leasing	(44)	(45)	(40)	-2.3%	11.8%	(183)	(158)	15.9%
Provision for operating optimizations	266	—	—	N/A	N/A	266	—	N/A
Result from changes in fair value of assets held for sale	260	—	—	N/A	N/A	260	—	N/A
Result from sale of assets	(6)	—	—	N/A	N/A	(6)	—	N/A

Adjusted EBITDA	597	784	658	-23.8%	-9.2%	3,028	2,804	8.0%

CAPEX	883	983	995	-10.2%	-11.3%	3,664	3,889	-5.8%

Unit Cash Costs Unaudited Figures, in US$/boe	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Lifting Cost	17.3	16.1	15.3	7.4%	13.0%	15.6	15.4	1.6%
Royalties and other taxes	6.7	7.0	6.0	-3.7%	11.6%	6.9	6.4	7.5%
Other Costs	4.3	4.1	2.7	6.9%	60.9%	3.6	2.2	62.0%

Total Cash Costs (US$/boe)	28.3	27.1	24.0	4.3%	17.8%	26.1	24.0	8.8%

Revenues totaled US$8.3 billion in 2024 (+14% y/y), mainly derived from higher oil price (+9%), shale oil expansion, and higher natural gas sales (+4% price and +2% volume), partially offset by the impact of severe weather in Patagonia on conventional production in 2024 (mid-Jun – early-Aug). In 4Q24 revenues decreased 12% q/q, mostly due to lower seasonal gas sales, and marginally, lower oil price (but higher oil volume).

Lifting cost reached US$15.6/BOE in 2024 (+2% y/y), mainly driven by mature fields, mostly offset by shale oil expansion. Conventional was US$28.3/BOE (+13% y/y) but unconventional was US$5.2/BOE (-2% y/y). Also, it is worth noting that excluding mature fields, total lifting cost could have been below US$9/BOE in 2024. In 4Q24 lifting cost was US$17.3 (+7% q/q), mainly related to higher costs in real terms.

Zooming into the lifting cost in our shale core hub blocks (at 100% stake), it remained similar at US$4.2/BOE in 2024, reflecting our focus and efforts on Vaca Muerta shale oil. In 4Q24, thanks to the high productivity and efficiencies achieved in our operations, it contracted 8% q/q, closing at a competitive level of US$4.2/BOE.

Royalties and other taxes averaged US$6.9/BOE (+7% y/y) in 2024, mostly due to higher crude oil and gas prices, while in 4Q24 they were US$6.7/BOE (-4% q/q), mainly due to lower seasonal natural gas price, and to a minor extent, lower crude oil price.

Other costs amounted to US$1,6 billion in 2024 (vs. US$0.5 billion in 2023), primarily impacted by higher costs associated to mature fields (which occurred in 4Q24), and to a minor extent, unproductive exploratory drillings. In 4Q24, Other costs amounted to US$839 million (+US$541 q/q), mainly derived from the higher costs of mature fields mentioned before.

Adj. EBITDA totaled US$3.0 billion (+8% y/y) in 2024, mainly driven by higher hydrocarbon sales (especially shale ramp-up and increased oil price), offset by mature fields ~(-US$300 million) and lower conventional output due to climate impact mentioned before ~(-US$85 million). In 4Q24, Adj. EBITDA was US$597 million (-24% q/q), primarily explained by lower gas seasonal sales and higher costs related to mature fields productivity, partially offset by shale oil production ramp-up and conventional recovery from Patagonia weather.

CAPEX amounted to US$3.7 billion (-6% y/y) in 2024, but in the breakdown US$3.2 billion was allocated to unconventional (vs. US$2.5 billion in 2023), in line with the focus of the Company in shale oil ramp-up.

Drilling and workover activities in our operated unconventional blocks recorded an outstanding performance in 2024, growing in every stage of the horizontal well-cycle: 207 wells drilled (+14 y/y),189 wells completed (+17% y/y) and 195 wells tied-in (+29%), mostly oil wells.

In terms of efficiencies within our unconventional operations, we surpassed the efficiency targets set for 2024, averaging 308 meters per day of drilling in our core-hub blocks (target: >290), and 233 stages per set per month on fracking (target: >220). It is important to mention that we achieved the highest lateral length drilling speed for one shale well in La Angostura Sur block: 1,747 meters in 24 hours.

Upstream Operating data Unaudited Figures	4Q24	3Q24	4Q23	Q/Q Δ	Y/YΔ	2024	2023	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	269.8	255.8	255.1	5.4%	5.8%	257.5	242.9	6.0%

Conventional	129.6	127.7	143.1	1.5%	-9.5%	132.8	143.0	-7.2%
Shale	138.1	125.7	109.4	9.9%	26.2%	122.4	97.2	25.9%
Tight	2.1	2.5	2.5	-15.4%	-16.9%	2.3	2.7	-12.9%

NGL Production (Kbbld)	35.2	49.5	39.6	-28.8%	-11.0%	43.1	42.9	0.4%

Conventional	9.0	12.0	9.1	-25.0%	-1.5%	10.5	11.6	-9.2%
Shale	25.4	36.5	29.3	-30.3%	-13.1%	31.6	30.1	4.9%
Tight	0.8	1.0	1.1	-21.2%	-33.9%	1.0	1.2	-17.4%

Gas Production (Mm3d)	34.3	40.3	34.4	-14.9%	-0.2%	37.4	36.2	3.4%

Conventional	11.2	12.2	12.4	-7.7%	-9.3%	12.3	13.5	-8.4%
Shale	19.3	23.4	17.0	-17.7%	13.6%	20.4	17.2	18.6%
Tight	3.8	4.7	5.0	-19.9%	-24.7%	4.7	5.5	-15.2%

Total Production (Kboed)	520.6	558.7	510.7	-6.8%	1.9%	536.1	513.6	4.4%

Conventional	209.1	216.1	230.1	-3.2%	-9.1%	220.8	239.2	-7.7%
Shale	284.8	309.5	245.4	-8.0%	16.0%	282.6	235.8	19.9%
Tight	26.7	33.2	35.3	-19.6%	-24.5%	32.7	38.6	-15.1%

Average realization prices
Crude Oil (USD/bbl)	65.7	68.3	59.3	-3.8%	10.7%	68.2	62.5	9.1%
Natural Gas (USD/MMBTU)	3.1	4.5	2.9	-29.9%	6.4%	3.7	3.6	3.6%

Crude oil production in 2024 averaged 257 kbbl/d (+6% y/y), on the back of a significant growth in shale oil (+26% y/y), which in 4Q24, achieved a new highest mark of 138 kbbl/d (+10% q/q). This outstanding performance more than offset the contraction in conventional production, affected by the harsh winter conditions in Patagonia during almost 60 days and the natural decline of mature fields.

Natural gas production grew +3% y/y in 2024, mainly driven by the midstream expansion of the Perito Moreno pipeline, while in 4Q24, it declined 15% q/q, primarily due to the off-peak season.

NGLs production remained similar y/y in 2024 at 43 kbbl/d. In 4Q24 it dropped 29% q/q, mainly due to the maintenance in Mega facilities.

P1 RESERVES

2024	Crude oil and condensate (millions of barrels)	Natural gas liquids (millions of barrels)	Natural gas (billion of cubic feet)	Total (millions of barrels of oil equivalent)
Proved developed and undeveloped reserves:
Beginning of year	546	74	2,536	1,072
Revisions of previous estimates	10	(1)	(144)	(17)
Extensions, discoveries and improved recovery	97	12	781	248
Purchases and sales	(11)	—	(1)	(12)
Production for the year	(94)	(16)	(484)	(196)

End of year	548	69	2,688	1,096

Proved developed reserves:
Beginning of year	263	41	1,656	599

End of year	284	44	1,627	618

Proved undeveloped reserves:
Beginning of year	283	33	880	473

End of year	264	25	1,061	478

Proved reserves (P1) closed in 2024 at 1,096 Mboe (+2% y/y), mainly driven by a solid growth of 13% in shale reserves, partially offset by a decline in conventional fields.

The addition of proved (developed and undeveloped) hydrocarbon reserves amounted to 220 million barrels of oil equivalent (from table in Mboe: 248 – 17 – 12) on the back of the progressive developments of our unconventional operations. This result was achieved through the incorporation of 107 million barrels of liquids and 113 MBOE corresponding to gas reserves. Considering that reserves incorporated in 2024 exceeded the total production in the year (196 MBoe), the reserve replacement ratio (“RRR”) reached 1.1x with 5.6 years of reserve life. Excluding the mature fields, RRR would have improved to 1.5x, reserves life to 6.8 years and total P1 reserves growing 7% y/y. Focusing on shale reserves, it scaled up to 78% of the total P1 reserves, averaging 8.3 years and RRR of 1.9x.

The following is a breakdown of the main variations of the addition of P1 reserves by basin:

•	Neuquina Basin: mainly unconventional additions from Loma La Lata Norte and Aguada del Chañar blocks for oil and Aguada Pichana Oeste and La Calera for gas

•	San Jorge Gulf Basin: incorporation of oil, primarily from Manantiales Behr block, aligned with the development of the tertiary recovery technics

3.2 DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Diesel (third parties)	1,581	1,646	1,672	-4.0%	-5.4%	6,454	6,493	-0.6%
Gasoline (third parties)	1,022	1,023	943	0.0%	8.4%	4,013	3,493	14.9%
Other domestic market	683	753	771	-9.4%	-11.4%	2,657	3,204	-17.1%
Export market	739	705	534	4.7%	38.2%	2,766	1,798	53.9%

Revenues	4,024	4,127	3,920	-2.5%	2.7%	15,890	14,988	6.0%

Depreciation & amortization	(178)	(148)	(143)	20.2%	24.5%	(605)	(565)	7.1%
Refining & Logistic costs	(419)	(428)	(409)	-2.1%	2.4%	(1,588)	(1,597)	-0.6%
Fuels imports (including jet fuel - third parties)	(28)	(98)	(588)	-71.9%	-95.3%	(225)	(1,303)	-82.8%
Crude oil purchases (intersegment + third parties)	(2,058)	(2,097)	(1,663)	-1.9%	23.7%	(8,187)	(6,832)	19.8%
Biofuel purchases (third parties)	(212)	(233)	(153)	-9.2%	38.7%	(910)	(819)	11.1%
Agro products purchases (third parties)	(133)	(208)	(73)	-36.1%	83.0%	(602)	(634)	-5.1%
Stock variations	(147)	20	6	N/A	N/A	(17)	(147)	-88.7%
Other	(658)	(661)	(443)	-0.5%	48.5%	(2,448)	(2,195)	11.5%

Operating income / (loss) before impairment of assets	193	274	455	-29.5%	-57.5%	1,309	896	46.1%

Impairment of PP&E and inventories write-down	(3)	—	—	N/A	N/A	(3)	—	N/A

Operating income / (loss)	190	274	455	-30.6%	-58.2%	1,306	896	45.8%

Depreciation & amortization	178	148	143	20.2%	24.5%	605	565	7.1%
Impairment of assets	3	—	—	N/A	N/A	3	—	N/A

EBITDA	371	422	598	-12.2%	-38.0%	1,914	1,461	31.0%

Leasing	(30)	(29)	(24)	2.0%	26.3%	(106)	(94)	13.1%

Adjusted EBITDA	341	393	574	-13.2%	-40.6%	1,808	1,367	32.2%

Inventories price effect of oil products	(41)	(55)	40	-26.2%	N/A	40	(125)	N/A

Adjusted EBITDA excl. inventories price effect of oil products	382	448	535	-14.8%	-28.6%	1,767	1,492	18.5%

CAPEX	313	298	311	5.1%	0.7%	1,107	1,076	2.9%

Stock variations include price effects by (US$41) million in 4Q24, (US$54) million in 3Q24, US$37 million for 4Q23, US$38 million for 2024 and (US$164) million for 2023.

Revenues totaled US$15.9 billion in 2024 (+6% y/y), mainly due to the recovery in local fuel price, growing crude oil exports and recovery of grain and flour exports (2023 affected by drought), partially offset by a local fuel demand contraction, particularly diesel, as well as lower local sales of fertilizers, jet fuel and asphalts (on the back of lower volumes sold and prices). In 4Q24, revenues slightly decreased (-2% q/q), mostly driven by a downward trend in international reference prices, affecting local fuel prices (particularly in diesel) and crude oil exports, partially offset by a gradual recovery in local fuels demand.

Refining and logistics costs were essentially flat in 2024 (-1% y/y), while decreasing 2% q/q in 4Q24. Both evolutions were benefited from efficiencies gained in Logistics and our Industrial Complexes (mainly maintenance and energy optimization), partially offset by higher costs in real terms.

Fuel imports dropped 83% y/y in 2024, due to a decline in local fuels demand, in line with local fuels price recovery, while 2023 was an extraordinarily high demand, coupled with a negative 20% gap to international parities. As a result, total fuel imported volumes represented 2% of our local fuels demand in 2024 (vs. 11% in 2023). In 4Q24, fuel imports reduction of 72% q/q was mainly related to lower diesel volume and unit cost.

Crude oil purchases (including intersegment) increased 20% y/y in 2024, driven by an increase in purchased volumes (increasing oil exports with shale oil ramp-up and higher refineries’ processing capacity), as well as higher oil prices. Biofuel purchases increased 11% y/y in 2024, driven by a 32% increase in biodiesel purchases (64% higher volumes but at 19% lower prices), partly offset by a 5% decline in bioethanol purchases (6% lower volume but at slightly higher prices). Agro products purchases reduced 5% y/y in 2024, as the higher grain and flour purchased volume was partially offset by lower fertilizers purchased volume, in line with sales. Additionally, in 4Q24 agro producs purchases dropped 36% q/q mainly due to lower seasonal period.

Stock variations totaled (-US$17 million) in 2024 vs. (-US$147 million) in 2023, mainly due to oil price evolution: while 2023 was a period impacted by a more pronounced drop in local oil price, in 2024 it recovered during 1H24 and gradually declined during 2H24. In 4Q24, it was (-US$147 million) vs. US$20 million in 3Q24, mainly explained by the impact of lower international reference prices in the value of our inventories. Additionally, Other was (-US$2.4 billion) in 2024 (+12% y/y), mainly due to higher taxes related to exports, and to a minor extent, (-US$58 million) of extraordinary environmental provision.

Adj. EBITDA, excluding inventories price effect of oil products, totaled US$1,767 million in 2024 (+18% y/y), mainly due to fuel price recovery, combined with lower fuel imports at negative gap with international parities, partially offset by local fuel demand contraction and higher oil purchases. In 4Q24, Adj. EBITDA dropped 15% q/q, mainly due to lower international reference prices, affecting our fuel prices, as well as the extraordinary environmental provision mentioned before. These effects were partially offset by a recovery in fuels demand and lower fuel imports.

Adj. EBITDA of the Refining & Marketing business, in unit terms, reached US$13.7/bbl in 2024, mostly boosted by the local fuels price recovery and efficiencies gained, compared to US$11.0/bbl reported in 2023. In 4Q24, it was US$11.3/bbl (-15% q/q), mainly explained by lower fuel prices, following international parities.

CAPEX was US$1.1 billion in 2024 (+3% y/y): 59% refining, 19% midstream oil, 17% logistics and 5% others.

In our refineries, during 2024 CAPEX was allocated in the following main projects:

•

New fuel specifications project, including the construction of a gasoline hydrotreatment plant and revamping of existing gasoline units at La Plata refinery, already completed in 2Q4, as well as the construction of a new diesel oil hydrotreatment unit at Luján de Cuyo refinery, expecting in 4Q25

•	Revamping of topping units at Luján de Cuyo and Plaza Huincul refineries

In our midstream oil business unit, we continued moving forward in our main projects:

•

VMOS (Allen – Punta Colorada, ~440 km oil export dedicated pipeline): we announced our initial shipping stake of 120 kbbl/d. As of today, total commitment from initial shippers amounts to 445 kbbl/d and YPF holds the largest stake (27%). The full capacity will reach ~550 kbbl/d by 2H27, expandable to 700 kbbl/d by 2028 onwards, if necessary.

•	Evacuation to the Atlantic: our subsidiary Oldelval added 30 Kbbl/d by year-end, reaching a total evacuation capacity of 330 Kbbl/d, expecting to increase to 540 kbbl/d in March 2025

•	Loma Campana – Allen pipeline (~130 km): we achieved 90% progress in the construction of the pipeline which currently serves as connection point to Oldelval and is expected to be operational in 2Q25

•

Connection of new areas and expansion of storage capacity: we completed La Amarga Chica – Puesto Hernández oil pipeline in 4Q24, with a total evacuation capacity of around 160 kbbl/d. Also, we continued the revamping works of Puesto Hernández – Luján de Cuyo oil pipeline, aimed at increasing the transport capacity from Neuquina basin to Luján de Cuyo refinery, expected to be completed by 1Q25

Downstream Operating data Unaudited Figures	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Crude processed (Kbbld)	304.1	298.3	289.8	1.9%	4.9%	300.7	294.4	2.1%
Refinery utilization (%)	90.0%	88.3%	88.3%	170bps	165bps	89.0%	89.8%	-78bps

Nominal capacity at 337.94 Kbbl/d since 1Q24.

Sales volume to third parties (YPF stand alone)

Sales of refined products (Km3)	4,936	4,772	5,152	3.4%	-4.2%	19,033	19,751	-3.6%

Total domestic market	4,387	4,294	4,675	2.2%	-6.2%	16,987	18,085	-6.1%
of which Gasoline	1,500	1,421	1,618	5.6%	-7.2%	5,782	6,063	-4.6%
of which Diesel	2,077	2,029	2,312	2.4%	-10.2%	8,165	8,863	-7.9%
Total export market	549	478	477	15.0%	15.1%	2,046	1,666	22.8%

Sales of petrochemical products (Ktn)	145	168	126	-13.7%	15.0%	616	540	14.1%

Domestic market	64	91	57	-28.9%	13.3%	295	296	-0.5%
Export market	81	78	70	4.1%	16.3%	321	243	31.8%

Sales of fertilizers, grain and flours (Ktn)	483	535	252	-9.7%	91.8%	1,696	1,346	26.1%

Domestic market	203	327	252	-37.8%	-19.2%	868	1,168	-25.7%
Export market	279	208	0	34.4%	N/A	829	178	366.8%

Net average prices
Gasoline (USD/m3) (domestic market)	637	657	532	-3.0%	19.7%	638	523	22.0%
Diesel (USD/m3) (domestic market)	720	758	683	-5.1%	5.4%	746	688	8.3%
Petrochemical & others refined products (USD/bbl)	68	70	78	-1.5%	-11.9%	71	78	-8.9%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed averaged 301 Kbbl/d in 2024 (+2% y/y), recording a refinery utilization of 89%, mainly driven by the revamping of Topping D at La Plata Refinery completed in 4Q23, which enabled to increase processing capacity levels, combined with the completion of additional works in 2024, within the New Fuels Specifications Project framework, as well as an increase in oil pumping capacity from Puesto Hernandez to Luján de Cuyo Complex during 2024.

Domestic fuels sales volumes declined by 7% y/y in 2024, on the back of fuels price recovery and given the fact that 2023 was impacted by an extraordinary demand driven by reduced prices. During 2H24, fuels demand started to slightly recover, increasing 4% q/q in 4Q24, mostly boosted by gasoline demand. In this context, we managed to maintain our fuel sales market share at strong levels, posting 56% in 2024.

Petrochemicals volumes grew 14% y/y in 2024, due to higher foreign demand, led by methanol exports, partially offset by lower local demand.

Fertilizers, grain and flours sales volumes increased 26% y/y in 2024, on the back of a substantial recovery of grain and flour sales in the export market, also considering that 2023 was affected by a severe drought in Argentina. This growth was partially offset by lower fertilizers and agrochemical sales in the local market.

Net average fuels prices in the domestic market measured in dollar terms expanded by 13% y/y in 2024, driven by an active pricing adjustment to converge with international parities. As a result, our gap to import parities narrowed significantly, from 20% in 2023 to only 2% in 2024, despite the significant devaluation that took place in December 2023.

Prices for petrochemical & other refined products contracted 9% y/y in 2024, aligned with a downward trend in international prices of petrochemical and certain refined products, such as jet fuel, fuel oil and coal.

3.3 GAS & POWER

GAS & POWER Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Natural gas as producers (intersegment + third parties)	312	583	329	-46.5%	-5.2%	1,691	1,615	4.7%
Natural gas retail (third parties)	178	319	(16)	-44.2%	N/A	827	388	113.2%
Midstream Gas Revenues (intersegment + third parties)	56	57	44	-1.6%	26.2%	222	194	14.3%
Other	68	98	(39)	-30.6%	N/A	275	177	55.5%

Revenues	614	1,057	318	-41.9%	93.1%	3,015	2,374	27.0%

Depreciation & amortization	(24)	(28)	(8)	-14.2%	200.1%	(98)	(70)	40.0%
Natural gas purchases (intersegment + third parties)	(403)	(741)	(317)	-45.6%	27.1%	(2,124)	(1,899)	11.8%
Midstream Gas purchases (intersegment)	(18)	(16)	(15)	8.7%	19.7%	(66)	(62)	5.8%
Operating cost & Other	(147)	(148)	(18)	-0.2%	711.3%	(581)	(345)	68.2%

Operating income before impairment of assets	22	124	(40)	N/A	N/A	146	(3)	N/A

Impairment of PP&E and inventories write-down	—	—	—	N/A	N/A	—	—	N/A

Operating income	22	124	(40)	N/A	N/A	146	(3)	N/A

Depreciation & amortization	24	28	8	-14.2%	200.1%	98	70	40.0%
Impairment of PP&E and inventories write-down	—	—	—	N/A	N/A	—	—	N/A

EBITDA	46	152	(32)	-69.7%	N/A	244	67	264.2%

Leasing	(11)	(9)	(6)	14.1%	80.3%	(37)	(24)	54.8%

Adjusted EBITDA	35	143	(38)	-75.1%	N/A	207	43	378.2%

CAPEX	70	45	42	54.0%	66.7%	146	179	-18.4%

Revenues totaled US$3,015 million in 2024 (+27% y/y), mainly due to higher sales from our subsidiary Metrogas, as distributor, which was impacted by the sharp devaluation of Dec-23 (since its functional currency is in AR$), higher volumes sold and adjustment tariffs during 2024. This was also combined with higher natural gas sales, as producer and increasing midstream gas revenues.

Natural gas purchases increased 12% y/y in 2024, mostly driven by higher purchases from Metrogas, in line with increased natural gas sales (higher volumes and prices), while operating costs & other rose 68% y/y, mainly due to the local currency devaluation impact on our subsidiary Metrogas mentioned before. Additionally, we recognized a charge for doubtful sales receivables for US$51 million in 20243, mostly owed by CAMMESA.

[3]

According to Resolution N° 58/24 of the Secretary of Energy, released on May 8, 2024, the Company recognized a charge for doubtful sales receivables within operating costs of US$22 million in 2Q24 and US$29 million in 1Q24, mainly owed by CAMMESA.

As a result of the aforementioned factors, Adjusted EBITDA totaled US$207 million in 2024 (vs. US$43 million in 2023). In 4Q24, it decreased 75% q/q, mainly due to lower seasonal natural gas sales.

CAPEX totaled US$ 146 million (-18% vs. 2023) in 2024. During 4Q24, CAPEX was focused on:

•	Fully Revamping of the natural gas treatment plant at Loma Negra, aiming to increase the current processing capacity

•	Argentine LNG project: in Dec-24, we signed a Project Development Agreement with Shell, which joined the project as our new strategic partner

•	South Hub gathering project: mainly to expand gas processing capacity at Sierra Barrosa treatment plants; we already completed the first stage in 2024, and plan to launch a second phase in 2025

•	North Hub gathering project: construction of a gas pipeline connecting Narambuena and Bajo del Toro blocks with El Portón Industrial Complex, expecting to be operational by 2027

4. LIQUIDITY AND SOURCES OF CAPITAL

4.1 CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Cash BoP	877	1,041	1,296	-15.8%	-32.3%	1,123	773	45.3%
Net cash flow from operating activities	1,663	1,695	1,708	-1.9%	-2.6%	5,869	5,913	-0.7%
Net cash flow from investing activities	(1,400)	(1,439)	(1,563)	-2.7%	-10.4%	(5,511)	(5,332)	3.4%
Net cash flow from financing activities	(1)	(398)	(111)	-99.7%	-99.1%	(293)	278	N/A
FX adjustments & other	(21)	(22)	(207)	-4.5%	-89.9%	(70)	(509)	-86.2%

Cash EoP	1,118	877	1,123	27.5%	-0.4%	1,118	1,123	-0.4%

Investment in financial assets	390	318	264	22.6%	47.7%	390	264	47.7%

Cash + short-term investments EoP	1,508	1,195	1,387	26.2%	8.7%	1,508	1,387	8.7%

FCF	64	(173)	(60)	N/A	N/A	(760)	(740)	2.7%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

The free cash flow for 2024 was negative at U$760 million, mainly due to the impact of (-US$433 million) from mature fields: (1) ~(-US$300 million) in adj. EBITDA; (2) (-US$269 million) of additions of assets held for sale, in net cash flow from investing activities; and (3) US$136 million of proceeds from transfer of blocks and advance payments received. Also, in 2024, it was impacted by the climate contingency in Patagonia (-US$85 million), coupled with temporary deferred import liabilities from 2023 paid in 2024 (-US$166 million), collected lower dividends from affiliates and paid higher debt service payments.

In 4Q24 free cash flow shifted into positive ground at US$64 million. While CAPEX was not fully compensated by Adj. EBITDA, 4Q24 was positively affected mainly by collection of overdue natural gas receivables and proceeds from certain mature fields, in addition to lower debt service payment.

In terms of liquidity, our cash and short-term investments increased to US$1,508 million by the end of December 2024, growing 9% vs. 2023.

4.2 NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ
Short-term debt	1,907	1,832	1,508	4.1%
Long-term debt	7,035	6,869	6,682	2.4%

Total debt	8,942	8,701	8,190	2.8%

Avg. Interest rate for AR$-debt	32.9%	37.9%	104.8%
Avg. Interest rate for US$-debt	6.5%	6.5%	6.5%
% of debt in AR$	0.6%	0.7%	1.7%

Cash + short term investments	1,508	1,195	1,387	26.2%

% of liquidity dollarized	69.5%	81.8%	103.0%

Net debt	7,434	7,506	6,803	-1.0%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of December 31, 2024, YPF’s consolidated net debt totaled US$7.4 billion, similar q/q but increasing 9% y/y, while the adj. EBITDA recorded a solid growth in 2024 (+15% vs. 2023), reducing net leverage ratio from 1.7x in 2023 to 1.6x in 2024.

In terms of financing, in 4Q24 we issued two 4-year new dollar-denominated local bonds for a total of US$150 million: US$125 million MEP and US$25 million CCL, at a 6.5% and 7.0% yield, respectively. Moreover, we reopened the 3-year syndicated loan (secured in 3Q24) with local banks, for additional US$100 million and secured around US$60 million in short term trade financing facilities.

By the beginning of 2025, we issued a 9-year unsecured international bond for US$1.1 billion at a yield of 8.50%. The proceeds were disbursed to refinance 2025 Notes (US$ 757 million) and acquire 54.45% of Sierra Chata shale gas block in Vaca Muerta. Regarding the 2025 Notes, we executed a cash tender offer, prepaying US$315 million in Jan-25, while executing “make-whole” call option for the balance in Feb-25.

Lastly, after 4Q24, we issued two new local bonds denominated in “Dollar MEP” for US$200 million:

•	US$140 million: 2-year tenor at 6.25%

•	US$60 million: 6-month tenor at 3.5%

Additionally, after 2024, following the upgrade in sovereign ratings, YPF’s credit rating was upgraded in two agencies: Moody’s (from Caa3 to Caa1 with a stable outlook) and S&P (from CCC to B+).

Regarding our maturity profile, the Company faces debt maturities for the 12 months of 2025 for less than US$1 billion, mainly concentrated in: US$400 million (short-term local and international trade facilities), US$282 of international bonds’ amortizations, US$147 million of local bond and US$51 million with CAF. The following chart shows our consolidated principal debt maturity profile as of December 31, 2024:

5. TABLES

5.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet
Unaudited Figures	31-Dec-24	31-Dec-23
Non-current Assets
Intangible assets	491	367
Properties, plant and equipment	18,736	17,712
Assets for leasing	743	631
Investments in companies and joint ventures	1,960	1,676
Deferred tax assets, net	330	18
Other receivables	337	158
Trade receivables	1	31
Investment in financial assets	0	8

Total Non-current Assets	22,598	20,601

Current Assets
Assets held for disposal	1,537	0
Inventories	1,546	1,683
Contract assets	30	10
Other receivables	552	381
Trade receivables	1,620	973
Investment in financial assets	390	264
Cash and cash equivalents	1,118	1,123

Total Current Assets	6,793	4,434

Total Assets	29,391	25,035

Total Shareholders´ Equity	11,870	9,051

Non-current Liabilities
Provisions	1,084	2,660
Deferred tax liabilities, net	90	1,242
Contract liabilities	114	34
Income tax payable	2	4
Other taxes payable	0	0
Salaries and social security	34	0
Liabilities from leasing	406	325
Loans	7,035	6,682
Other liabilities	74	112
Accounts payable	6	5

Total non-current Liabilities	8,845	11,064

Current Liabilities
Liabilities directly associated with assets held for sale	2,136	0
Provisions	116	181
Contract liabilities	73	69
Income tax payable	126	31
Other taxes payable	247	139
Salaries and social security	412	210
Liabilities from leasing	370	341
Loans	1,907	1,508
Other liabilities	410	122
Accounts payable	2,879	2,319

Total Current Liabilities	8,676	4,920

Total Liabilities	17,521	15,984

Total Liabilities and Shareholders’ Equity	29,391	25,035

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

5.2 CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	4Q24	3Q24	4Q23	Q/Q Δ	Y/Y Δ	2024	2023	Y/Y Δ
Revenues	4,751	5,297	4,194	-10.3%	13.3%	19,293	17,311	11.4%

Costs	(3,756)	(3,678)	(3,356)	2.1%	11.9%	(13,910)	(13,853)	0.4%

Gross profit	995	1,619	838	-38.5%	18.7%	5,383	3,458	55.7%

Selling expenses	(536)	(552)	(419)	-2.9%	27.9%	(2,132)	(1,804)	18.2%
Administrative expenses	(261)	(224)	(187)	16.5%	39.6%	(836)	(705)	18.6%
Exploration expenses	(108)	(20)	(19)	440.0%	468.4%	(239)	(61)	291.8%
Impairment of PP&E and inventories write-down	(61)	(21)	(1,782)	190.5%	-96.6%	(87)	(2,288)	-96.2%
Other operating results, net	(559)	(48)	152	1064.6%	N/A	(609)	152	N/A

Operating income	(530)	754	(1,417)	N/A	-62.6%	1,480	(1,248)	N/A

Income of interests in companies and joint ventures	133	107	(133)	24.3%	N/A	396	94	321.3%
Financial Income	47	19	2,054	147.4%	-97.7%	134	4,489	-97.0%
Financial Cost	(258)	(267)	(1,497)	-3.4%	-82.8%	(1,169)	(3,979)	-70.6%
Other financial results	99	85	(8)	16.5%	N/A	340	387	-12.1%
Financial results, net	(112)	(163)	549	-31.3%	N/A	(695)	897	N/A

Net profit before income tax	(509)	698	(1,001)	N/A	-49.2%	1,181	(257)	N/A

Income tax	225	787	(860)	-71.4%	N/A	1,212	(1,020)	N/A

Net profit for the period	(284)	1,485	(1,861)	N/A	-84.7%	2,393	(1,277)	N/A

Net profit for shareholders of the parent company	(290)	1,470	(1,860)	N/A	-84.4%	2,348	(1,312)	N/A
Net profits for non-controlling interest	6	15	(1)	-60.0%	N/A	45	35	28.6%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(0.74)	3.75	(4.75)	N/A	-84.4%	5.99	(3.35)	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6. ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce ~40% and ~30% of the country’s oil and gas, respectively, and we are the largest shale producer in Vaca Muerta, in process of divestment of conventional mature fields; (ii) in the downstream, we operate 3 refineries (~50% of Argentina’s refining capacity) and lead the local diesel and gasoline sales (market share >55%); and (iii) in gas and power, Metrogas, our subsidiary, distributes ~25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

7. DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer